Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard® Fuel Cell Engine Powers Mitsubishi Fuel Cell Vehicle

For Immediate Release – September 17, 2003

Vancouver, Canada - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) fuel cell engine technology was demonstrated today in Japan by Mitsubishi Motor Corporation.

“Demonstrating its commitment to environmentally friendly cars, Mitsubishi Motor Corporation introduced its first fuel cell vehicle, a Grandis minivan, powered by a Ballard® fuel cell engine,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Mitsubishi will join other automakers participating in the Japan Hydrogen & Fuel Cell Demonstration Project, funded by the Japanese Ministry of Economy, Trade and Industry, to gain on-road driving, safety and environmental data on the path to applying fuel cell technology in a Mitsubishi production vehicle. It is encouraging to see the commitment that Japanese automakers have made to demonstrate fuel cell technology.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha and Cinergy, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com